UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.  Investment Company Act File Number:              Date examination completed:

811-02357                                            SEPTEMBER 28, 2001

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2.  State identification Number:

    AL           AK            AZ           AR           CA           CO

    CT           DE            DC           FL           GA           HI

    ID           IL            IN           IA           KS           KY

    LA           ME            MD           MA           MI           MN

    MS           MO            MT           NE           NV           NH

    NJ           NM            NY           NC           ND           OH

    OK           OR            PA           RI           SC           SD

    TN           TX            UT           VT           VA           WA

    WV           WI            WY           PUERTO RICO

    Other (specify):
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3.  Exact name of investment company as specified in registration statement:

    CURRENT INCOME SHARES, INC.
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4.  Address of principal executive officer (number, street, city, state, zip code)

    445 SOUTH FIGUEROA STREET, LOS ANGELES, CALIFORNIA  90071
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Current Income Shares, Inc.
445 S. Figueroa Street
Los Angeles, California  90071

To the Board of Directors:

We have examined management's assertion about Current Income Shares, Inc.'s (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 28, 2001, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 28, 2001, and with respect to agreement of security purchases and sales, for the period from June 29, 2001 (the date of our last examination) through September 28, 2001:

* Confirmation of all securities held by the Depository Trust Company, the Federal Reserve Bank and Citibank, N.A. in book entry form without prior notice to management;

* Reconciliation of all such securities to the books and records of the Fund and the Custodian (The Union Bank of California, N.A.);

* Agreement of a sample of security purchases and sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 28, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

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
This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ Deloitte & Touche LLP
San Francisco, California
November 1, 2001

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
             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Current Income Shares, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, CUSTODY OF INVESTMENTS BY REGISTERED MANAGEMENT INVESTMENT COMPANY, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 28, 2001, and from June 29, 2001 through September 28, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 28, 2001, and from June 29, 2001 through September 28, 2001, with respect to securities reflected in the investment account of the Fund.


CURRENT INCOME SHARES, INC.

By: /s/ Greg Knopf
Greg Knopf
President

November 1, 2001

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